May 16, 2014

VIA EDGAR

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: DanDrit Biotech USA, Inc. Registration Statement on Form S-1 Filed February 14, 2014 and
Amendment No. 1 to Registration Statement on Form S-1 Filed March 31, 2014
File No. 333-193965

Dear Mr. Riedler:

This letter is in response to the comments contained in the Staff’s letter to the Company, dated April 17, 2014 (the “Comment Letter”), concerning the Registration Statement on Form S-1 (File No. 333-193965) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2014, as amended on March 31, 2014.  We have filed an amendment to the Registration Statement (the “Amendment”) concurrently with this letter incorporating and/or responding to the requested changes. Capitalized terms used but not defined herein shall have the meaning for such terms as defined in the Amendment. Please note that upon further deliberation, the Company has elected to remove two of the three Security Holders from the Registration Statement, as registration of such holders’ shares is not required. As a result, only one remaining Security Holder is offering for resale up to an aggregate of 40,000 shares of the Company’s common stock.

General

1.           We note your response to our prior comment 2. Please submit all exhibits as soon as practicable.  We may have further comments upon examination of these exhibits.  For example, we note that in addition to your Form of Placement Agent Agreement, your Form of Common Stock Certificate and Legal Opinion of Richardson and Patel, LLP also have yet to be filed.

We have filed all remaining exhibits with the Amendment.

Prospectus Summary, page 1

2.           Please define the terms “tolerogenic” and “lysed cells” at their first use.

We have revised page 1 of the Amendment in response to Comment 2.

Summary of Consolidated Financial Data, page 7

3.            Please refer to your response to prior comment 6.

•            Please remove DanDrit Denmark’s historical loss per share herein and in Management’s Discussion and Analysis of Financial Condition and Results of Operations. This information is not relevant and could be confusing given the February 12, 2014 Share Exchange.

We have revised the Statements of Operations on pages 7 and 30 of the Amendment in response to Comment 3.

•             Likewise, in the balance sheets presented herein the individual items within the stockholders’ deficit section are not relevant and could be confusing given the February 12, 2014 Share Exchange.  In this presentation, it may make sense to present stockholders’ deficit as a single line item.

We have revised the pages 7-9 of the Amendment in response to Comment 3.

•             Please include herein summary pro forma information based on information presented beginning on page F-41 with an explanation and cross reference.

We have revised page 7 of the Amendment in response to Comment 3.

Use of Proceeds, page 24

4.           We note your response to our prior comments 14 and 15.  Please disclose the anticipated stage of development that you estimate the proceeds from this offering will allow you to reach assuming, respectively, that only 75%, 50% and 25% of the securities offered by the company are sold.

We have revised page 27 of the Amendment in response to Comment 4.

5.           We note your discussion on page F-29 of the loans you received from Paseco ApS and your statement that “the loans are payable 14 days after the completion of the contemplated public offering in DanDrit Biotech USA, Inc. or February 1, 2015…”  If you anticipate applying any or all of the funds received from this offering towards the Paseco ApS loans, please revise this section to include such disclosure as well as any other information required by Item 504 of Regulation S-K and ensure that such disclosure is reconciled with the uses of proceeds you have previously described in this section.  If you do not intend to use any of the proceeds from this offering to repay the loans due to Paseco ApS, please advise us how you intend to repay such loans by February 1, 2015.

We have revised page 27 of the Amendment in response to Comment 5.

Management’s Discussion and Anal ysis of Fin anc ial Condition and Results of Operations, page 28
Results of Operations Year ended December 31, 2013 compared to the year ended December 31, 2012, page 31

6.            Please refer to your response to prior comment 17.

•             You explain the increase in general and administrative expenses is due to costs associated with the audit of your financial statements and the conversion of your financial statements to IFRS.  Please tell us why expenditures were required to convert your financial statements to IFRS when the prospectus was prepared in accordance with U.S. GAAP.  Also tell us how much of the $197,678 increase represents costs of the audit and conversion of your financial statements.

•             Please tell us how much of the $390,437 and $828,845 for 2012 and 2013, respectively, in consulting expense related to the consultants to assist you with planning and executing a U.S. going public strategy, obtaining a valuation report and preparing a disclosure document that has served as the basis for the preparation of the registration statement.

•             Please tell us how expenses for “payment for assistance with drafting of this report” that you disclose as an increase to general and administrative, differ from the similar expenses reflected in consulting expense.

We have revised page 35 of the Amendment in response to Comment 6.

Liquidity and Capital Resources, page 32

7.           Please disclose the uncertainty of the Company’s ability to continue as a going concern as highlighted in Gregory & Associates, LLC’s report on F-13.

We have revised page 36 of the Amendment in response to Comment 7.

8.           Please disclose the bridge loans received on February 15, 2014 and March 18, 2014 for
$461,877 and $424,927, respectively, and discuss how you will repay these and other borrowings currently outstanding.  In this regard, your disclosure that “We believe that our cash flow together with currently available funds from our existing lines of credit and other potential sources of funds, such as loans from shareholders will be sufficient” is vague.

We have revised page 36 of the Amendment in response to Comment 8.

Our Business, page 35

9.           We note the addition of several new scientific terms in this section. Please define each such term at its first use in the registration statement.  For example, please define the following terms:

•           “Resiquimod;”
•           “Il-12;”
•           “Il-10;”
•           “Il-12p70;” and
•           “monocytes.”

We have revised pages 41 and 42 of the Amendment in response to Comment 9.

10.           We note your response to our prior comment 20. As previously requested, please delete all statements that MCV, or any other non-approved product, is “effective” or has “demonstrated efficacy.” If accurate, you may describe your non-approved products as “potentially effective” make clear that any observations you make about your products’ potential for safety and/or efficacy are your own, are not based on the FDA’s or any other comparable governmental agency’s assessment and do not indicate that your products will achieve favorable results in any later stage trials or that the FDA or comparable agency will ultimately determine that your product is safe and effective for purposes of granting marketing approval.

We have revised pages 1, 32, 39, 40, 47 and 48 of the Amendment in response to Comment 10.

Products, page 36

11.         We note your response to our prior comment 28.  When you reference Singapore’s permission to use MCV for CRC on a humanitarian named patient basis, please explain:

•            the criteria employed by Singapore for determining whether to allow this treatment; and

•            the outcomes for the patients in Singapore who have received this treatment.

Please also make conforming changes to the discussion that appears near the top of page 43.

We have revised pages 41 and 49 of the Amendment in response to Comment 11.

Clinical Trials Data and Product Approvals, page 41

12.         Please explain the abbreviation for confidence interval, “CI,” the first time you use the term.

We have revised page 48 of the Amendment in response to Comment 12.

13.         We note your response to our prior comment 34.  Please expand your discussion of each clinical trial described on pages 41 through 43 to disclose, if you have not already provided such information, the specific clinical endpoints established by the trial protocol, the duration of treatment, all of the observational metrics utilized and the actual results observed.  For example, because evaluation of responses was made according to the Response Evaluation Criteria in Solid Tumors (RECIST), you should briefly explain what the criteria are, how they are applied and provide the clinical observations about patients’ RECIST responses from this trial.  Similarly, you should discuss the results from the CT scans, Common Toxicity criteria and quality of life questionnaires. Then summarize the conclusions drawn and the extent to which the data suggested efficacy and safety, including whether statistical significance was demonstrated.

We have revised pages 45-51 of the Amendment in response to Comment 13. To clarify, in single arm studies like those the Company has conducted, statistical significance is only applicable for differences in time rather than with a comparator. Disclosure on statistical significance has been provided in the Registration Statement.

ColoRectal Cancer (CRC) in Denmark, page 41

14.         We note your response to our prior comment 36. Please disclose how the use of two different formulae could negatively impact your ability to rely on the results of the prior trial in seeking FDA approval.

We have revised page 45 of the Amendment in response to Comment 14.

15.         Please quantify your characterization of the patients’ quality of life as remaining “high and stable” throughout the study period and make clear the criteria and specific observations on which this assessment was based.  For example, you should explain what each of the quality of life sub-groups measured, the actual results observed and what you mean by “global health score.”  In addition, it would be helpful if you provided some frame of reference for a global health score of 68.3 in order for investors to put this into its proper context. In addition, please explain what the value “p” corresponds to in your analysis of patient quality of life.

We have revised page 47-48 of the Amendment in response to Comment 15.

Non-small cell lung cancer (NSCLC) in Denmark, page 42

16.         Please quantify the results of your assessments of patient quality of life in a manner similar to your summary of the Phase I/II study in Denmark of MCV in patients with colorectal cancer.

We have revised page 42 of the Amendment in response to Comment 16.

We have revised page 48 of the Amendment in response to Comment 16.

Colorectal Cancer (CRC) in Singapore, page 43

17.         Please quantify the results of your assessments of patient quality of life in a manner similar to your summary of the Phase I/II study in Denmark of MCV in patients with colorectal cancer.

We have revised page 49-50 of the Amendment in response to Comment 17.

18.         Please specify the extent to which the Eastern Cooperative Oncology Group questionnaire was used in this study.

We have revised page 51 of the Amendment in response to Comment 18.

Future: 100% Off-the-Shelf Vaccines, page 43

19.         We note your response to our prior comment 42.  Please file your March 2013 agreement with EFS/GeniusVac as an exhibit and provide disclosure regarding any material rights and obligations the parties under the agreement not already described in the prospectus.

We have attached the CDA as Exhibit 10.15 to the Amendment.

Licensing Potential and Cooperation Agreements, page 51

20.         We note your response to our prior comment 49.  However, the agreement you have filed as Exhibit 10.10 does not appear to relate to your agreement with MyTomorrows.  Please file your agreement with MyTomorrows regarding the patient Name Use Program for MCV as an exhibit to your draft registration statement.

We have removed the Company’s agreement with MyTommorrows and submitted a request for confidential treatment of the document dated May 2, 2014.

Intellectual Property, page 52

21.          We note your response to our prior comment 50.  Please revise your disclosure in this section to clarify for each subset of patents and patent application the following information:

•             the type of protection conveyed; and
•            whether the patent is owned or licensed and, if licensed, from whom.

We have revised page 60 of the Amendment in response to Comment 21.

Description of Securities Common Stock, page 65

22.         Please disclose the vote required by shareholders to take action, as required by Item 202(a)(1)(v) of Regulation S-K.

We have revised page 73 of the Amendment in response to Comment 22.

Proforma Financial Statements, page F-41

23.         Please refer to the first two paragraphs herein.  Revise your disclosure to define the “transaction” or change to “merger” which is discussed elsewhere in this section.  Also clarify that the unaudited proforma condensed combined balance sheet reflects the merger and subsequent bridge loans received as if they occurred on December 31, 2013 and the unaudited proforma condensed combined statement of operations reflects the merger and subsequent bridge loans received as if they occurred on January 1, 2013. Please refer to Rule 8-05 of Regulation S-X.

We have revised page F-41 of the Amendment in response to Comment 23.

Unaudited Proforma Condensed Combined Statement of Operations, page F-45 – F-46

24.         Refer to prior comment 55. Please remove the pro forma condensed combined statements of operations for the years ended December 31, 2012 and 2011 as they are not required under Rule 8-05 of Regulation S-X.

We have revised pages F-41 and F-47 of the Amendment in response to Comment 24.

Note 3 – Proforma Adjustments, page F-48

25.         Please revise note [B] to disclose that the $7.2 million charge is not included in the unaudited proforma condensed combined statement of operations and it will be reflected as an expense in your results of operations for the quarter ended March 31, 2014.

As the share issuance representing the $7.2M charge were issued out of Putnam Hills Corp., now (Dandrit Biotech USA, Inc.), in the proforma financial statements they were reflected as a proforma adjustment between common stock additional paid in capital and retained earnings as they were an expense of Putnam Hills Corp. (Dandrit Biotech USA, Inc.) prior to the Share Exchange.  We have revised footnote [B] on page F-47 of the Amendment in response to Comment 25. The Company intends to reflect the charge as an expense in the result of operations of Dandrit Biotech USA, Inc. for the quarter ended March 31, 2014.

Exhibit 23.2

26.         This exhibit consents to the use of the March 27, 2014 report not to the March 24, 2014 report. Please revise.

We have revised Exhibit 23.2 and refiled with the Amendment in response to Comment 26.

In filing the Amendment the Company acknowledges that:

•              should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•              the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments in this letter.  If you have additional comments, we ask that you address them to David N. Feldman, Esq.  His direct telephone number is (212) 931-8700 and his e-mail address is dfeldman@richardsonpatel.com.

Very truly yours,

DANDRIT BIOTECH USA, INC.

By:	/s/ Eric Leire
Eric Leire
Chief Executive Officer and President